GREIF, INC.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000 (General Number)
(740) 549-6101 (Facsimile Number)
November 17, 2009
VIA EDGAR
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Greif, Inc. Registration Statement on Form S-4 Filed September 18, 2009 File No. 333-162011
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greif, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Company’s Registration Statement on Form S-4, File No. 333-162011, so that such registration statement becomes effective at 10:00 a.m., EST, on Thursday, November 19, 2009, or as soon thereafter as is practicable.
     The Company acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
GREIF, INC.
By /s/ Gary R. Martz
Gary R. Martz
Senior Vice President and General Counsel